UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Park Ha Biological Technology Co., Ltd. (the “Company”) hereby announces that it expects to implement a reverse stock split of its Class A and Class B ordinary shares at a ratio of 1-for-8 (the “Reverse Stock Split”). The Reverse Stock Split was approved by the shareholders at the extraordinary general meeting held on July 13, 2026, as further described in the Company’s Form 6-K filed on July 13, 2026, and subsequently approved by the Board of Directors of the Company on July 13, 2026. In connection with the Reverse Stock Split, the Company filed an Amended and Restated Memorandum and Articles of Association, attached hereto as Exhibit 3.1, with the Registry of Companies of the Cayman Islands on July 16, 2026, to reflect the changes in the Company’s share capital resulting from the Reverse Stock Split.

The Company is providing the following disclosure regarding its issued and outstanding share capital prior to and following the implementation of the Reverse Stock Split.

Proposed Timing of the Reverse Stock Split

Subject to the Company’s satisfaction of Nasdaq Operations notice requirements, the Company expects the Reverse Stock Split to become effective on August 6, 2026, with trading to begin on a split-adjusted basis at the market open on that day.

Pre-Reverse Stock Split Issued and Outstanding Share Capital

As of the date of this Report, and immediately prior to the effectiveness of the Reverse Stock Split, the Company’s total issued and outstanding share capital consists of 18,764,216 ordinary shares, comprised of:

●	18,383,216 Class A ordinary shares (par value US$0.001 each, with 1 vote per share); and

●	381,000 Class B ordinary shares (par value US$0.001 each, with 100 votes per share).

This share count reflects (i) the issuance of 10,000,000 Class A ordinary shares in a private placement that closed on August 3, 2026 (the “Private Placement”), and (ii) the issuance of 2,400,000 Class A ordinary shares pursuant to the Company’s 2026 Share Incentive Plan, as registered on Form S-8 filed on August 3, 2026. It does not include the potential issuance of up to 2,000,000 additional Class A ordinary shares issuable upon the cashless exercise of warrants issued in the Private Placement.

Post-Reverse Stock Split Issued and Outstanding Share Capital

Upon the effectiveness of the Reverse Stock Split, the Company’s issued and outstanding share capital is expected to be adjusted to 2,345,527 ordinary shares, comprised of:

●	2,297,902 Class A ordinary shares (par value US$0.008 each, with 1 vote per share); and

●	47,625 Class B ordinary shares (par value US$0.008 each, with 100 votes per share).

No fractional shares will be issued in connection with the Reverse Stock Split. All fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share. Any shareholder who would otherwise be entitled to a fractional share will receive one whole post-Reverse Stock Split ordinary share in lieu thereof.

In connection with the Reverse Stock Split, the Company’s authorized share capital will be adjusted from US$300,000,000.00 divided into 300,000,000,000 ordinary shares of par value US$0.001 each divided into (i) 240,000,000,000 Class A ordinary shares with a par value of US$0.001 and (ii) 60,000,000,000 Class B ordinary shares with a par value of US$0.001 each to US$300,000,000.00 divided into 37,500,000,000 shares divided into (x) 30,000,000,000 Class A ordinary shares with a par value of US$0.008 each and (y) 7,500,000,000 Class B ordinary shares with a par value of US$0.008 each.

Following the Reverse Stock Split, the Company’s Class A ordinary shares will continue to trade on The Nasdaq Capital Market under the existing trade symbol “BYAH” but will trade under a new CUSIP number: G6925R128.

No other material changes to the terms of the Company’s securities are anticipated in connection with the Reverse Stock Split.

EXHIBIT INDEX

The following exhibit is being filed herewith:

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: August 3, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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